HINDALCO

ADITYA BIRLA GROUP

AM:PVK:1031:2008

Date: 30th January, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel. No. 001 202 551-6551

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **Publication of Unaudited Financial Results (Provisional) for the Quarter and Nine months ended on 31st December, 2007.**

We are sending herewith a Statement showing the "**Unaudited Financial and Segment Results**" (Provisional) of the Company for the Third Quarter and Nine Months ended on 31st December, 2007, which are approved at the Meeting of the Board of Directors of the Company held on Wednesday, the 30th January, 2008.

[redacted]

08000544

Also find enclosed a Copy of the Press Release.

We hope you will find this in order.

Thanking you,

PROCESSED
FEB 0 6 2008
THOMSON
FINANCIAL

Yours faithfully,
for Hindalco Industries Ltd.,

Anil Malik
Asst. Vice-President &
Company Secretary

Encl:- as above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2007

(Rupees in Million)

	Particulars	Quarter ended 31/12/2007 (Unaudited)	Quarter ended 31/12/2006 (Unaudited)	Nine Months ended 31/12/2007 (Unaudited)	Nine Months ended 31/12/2006 (Unaudited)	Year ended 31/03/2007 (Audited)
1	Net Sales & Operating Revenues	45,317	46,562	141,693	135,641	183,130
2	Other Income	1,143	584	3,487	2,468	3,701
3	Total Income	46,460	47,146	145,180	138,109	186,831
4	Expenditure	38,771	37,493	119,961	110,795	149,361
	(a). (Increase)/Decrease in Stock	1,145	7,829	1,711	(8,037)	(4,425)
	(b). Consumption of Raw Materials	26,505	19,879	85,940	87,696	111,119
	(c). Purchase of Traded Goods	603	60	761	134	230
	(d). Employees Cost	1,440	1,270	4,321	3,731	5,196
	(e). Power and Fuel	4,918	4,496	13,716	14,189	18,486
	(f). Depreciation	1,460	1,384	4,334	4,805	6,381
	(g). Other Expenditure	2,700	2,575	9,178	8,277	12,374
5	Interest & Finance Charges	622	698	1,816	1,847	2,424
6	Profit before Tax	7,067	8,955	23,403	25,467	35,046
7	Tax Expenses	1,640	2,516	5,519	7,037	9,403
8	Net Profit	5,427	6,439	17,884	18,430	25,643
9	Paid-up Equity Share Capital					
	(Face Value : Re 1/- per Share)	1,226	1,042	1,226	1,042	1,043
10	Reserves					123,137
11	Earning Per Share (EPS)					
	(a). Basic EPS (Rs.)	4.42	6.53	15.58	18.70	25.52
	(b). Diluted EPS (Rs.)	4.42	6.53	15.57	18.70	25.52
12	Public Shareholding					
	(a). Number of shares			841,522,988	848,756,538	845,583,773
	(b). Percentage of shareholding			68.58%	73.21%	72.94%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 31/12/2007 (Unaudited)	Quarter ended 31/12/2006 (Unaudited)	Nine Months ended 31/12/2007 (Unaudited)	Nine Months ended 31/12/2006 (Unaudited)	Year ended 31/03/2007 (Audited)
1. Segment Revenue					
(a) Aluminium	17,290	17,958	52,677	53,020	73,444
(b) Copper	28,062	28,622	89,107	82,664	109,776
	45,352	46,580	141,784	135,684	183,220
Less: Inter Segment Revenue	(35)	(18)	(91)	(43)	(90)
Net Sales & Operating Revenues	**45,317**	**46,562**	**141,693**	**135,641**	**183,130**
2. Segment Results					
(a) Aluminium	5,789	7,555	18,833	21,390	29,292
(b) Copper	940	1,595	3,324	3,806	5,171
	6,729	9,150	22,157	25,196	34,463
Less: Interest & Finance Charges	(622)	(698)	(1,816)	(1,847)	(2,424)
	6,107	8,452	20,341	23,349	32,039
Add: Other un-allocable Income net of un-allocable expenses	960	503	3,062	2,118	3,007
Profit before Tax	**7,067**	**8,955**	**23,403**	**25,467**	**35,046**
3. Capital Employed					
(a) Aluminium	78,386	70,734	78,386	70,734	74,511
(b) Copper	57,564	68,581	57,564	68,581	49,307
	135,950	139,315	135,950	139,315	123,818
Un-allocable/ Corporate	122,483	73,765	122,483	73,765	85,181
Total Capital Employed	**258,433**	**213,080**	**258,433**	**213,080**	**208,999**

HINDALCO

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. A Scheme of Amalgamation ("the Scheme") of Indian Aluminium Company, Limited, a subsidiary of the Company, has been approved by the shareholders of both the companies. Subsequently, the High Court of Judicature at Bombay has approved the Scheme. Similar approval by the Calcutta High Court is pending.

2. The Company has formed a joint venture company namely East Coast Bauxite Mining Company Private Limited with Orissa Mining Corporation Limited to mine bauxite in the State of Orissa. Hindalco holds 74% stake in the Joint venture and balance 26% is held by Orissa Mining Corporation Limited.

3. As per the terms of the Rights offer made by the Company in January 2006, the Company has sent the final call money notice to shareholders holding partly paid up shares for payment of final call money @ Rs 48 per share amounting to total Rs. 11,130 million. Amount received till 31st December, 2007 on this account is Rs 11,008 million.

4. The proceeds of the rights issue aggregating to Rs. 22,078 million have been utilized for the purpose of defraying issue related expenses of Rs. 366 million and subscription to shares of a subsidiary company to the extent of Rs. 3,123 million while the balance amount is temporarily invested in short term liquid securities. Further, Rs 47 million received towards final call money as on 31st December 2007 was lying in the Call money account opened with the Bank for this purpose.

5. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st October 2007	Received	Resolved	Pending as on 31st December 2007
0	19	19	0

6. Figures of previous periods have been regrouped wherever found necessary.

7. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Wednesday, 30th January, 2008. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place : Mumbai
Dated: 30th January, 2008

PRESS RELEASE

30 January 2008

Hindalco Industries Limited
Q3 FY 2007-2008 Results

Revenues	Rs.	4,532 crores
EBITDA	Rs.	915 crores
PAT	Rs.	543 crores

(In Rs. crores)	Quarter ended 31 Dec 2007	Quarter ended 31 Dec 2006	Nine months ended 31 Dec 2007	Nine months ended 31 Dec 2006
Net sales and operating revenue	4,531.7	4,656.2	14,169.3	13,564.1
Other income	114.3	58.4	348.7	246.8
EBITDA	914.9	1103.7	2,955.3	3,211.9
Depreciation	146.0	138.4	433.4	480.5
Interest and finance charges	62.2	69.8	181.6	184.7
Profit before tax	706.7	895.5	2,340.3	2,546.7
Provision for taxes	164.0	251.6	551.9	703.7
Net profit	542.7	643.9	1,788.4	1,843.0
EPS	4.4	6.5	15.6	18.7

Hindalco Industries Ltd., the flagship company of the Aditya Birla Group, today announced its unaudited financial results for the quarter ended December 31, 2007.

Net sales and operating revenues stood at Rs.4,531.7 crores as compared to Rs.4,656.2 crores in the corresponding period in FY 07. The net profit for the quarter is Rs.542.7 crores vis-à-vis Rs. 643.9 crores in the corresponding period of previous year.

These results need to be viewed in the context of macro-economic parameters as these adversely impacted the quarter under review. Domestic Aluminium ingot prices are down by around 20% due to the rupee appreciation. A 10% lower aluminium LME, 41% lower Tc/Rc in copper and soaring international crude prices have exerted considerable pressure on margins. This was mitigated to some extent by sweating capacities, improving realization through an

enriched product/market mix, optimizing efficiency levels and producing highest ever aluminium metal in a quarter.

Of the total revenues of Rs. 4,531.7crores, the aluminium business contributed Rs. 1,729 crores. Aluminum metal sales volume rose by 12% along with higher proportion of value added products.

The profit before interest and tax for aluminium business was at Rs.578.9 crores as against Rs. 755.5 crores in the corresponding quarter in the earlier year, as stated earlier, mainly due to the rising rupee and fall in global alumina realization.

In the copper business, revenues stood at Rs.2806.2 crores driven by higher sales volumes and an enriched product mix. The profit before interest and tax was Rs. 94 crores against Rs. 159.5 crores in the corresponding quarter last year.

As mentioned earlier, a 41% lower TcRc and lower duty differential on imports constrained the copper business..The effect of these were partially offset by improvement in the market mix with higher sales in domestic market, lower grid power usage on improved captive power availability, energy consumption and better realization from by-product sale. Moreover, steep appreciation of Indian Rupee against US Dollar adversely impacted segment results of Copper by an estimated Rs.54 crores for the quarter under review as a result of restatement of net foreign currency exposures as on December 31, 2007. For the corresponding quarter of the previous year, this had an estimated favourable impact of Rs.86 crores on such results. Consequently, the Copper segment results for the quarter under review are lower than the corresponding quarter of the previous year by an estimated non-cash impact of Rs.140 crores on this account.

Operational review

Aluminium

All the aluminium plants operated at consistently high capacity utilisation. Brownfield expansions have resulted in increasing metal production by 9%. The downstream assets purchased in the last two years are fully utilized, in addition to consistent production from other plants. Production of value added products (VAP) viz. Rolled products and Extrusions production extended by 6 per cent and 10 per cent respectively. Alumina production was marginally less than last year predominantly due to the hooking of existing alumina refinery with expanded facility at Muri.

Production	Units	Q3 FY08	Q3 FY07	Nine months ended 31 Dec 2007	Nine months ended 31 Dec 2006
Alumina	MT	304,059	308,344	888,781	902,247
Primary metal	MT	121,971	111,871	356,397	328,351
Wire rods	MT	18,458	17,777	53,922	52,050
Rolled products	MT	59,365	58,000	174,404	162,766
Extruded products	MT	11,472	10,364	32,765	28,757
Foils	MT	6,474	6,235	18,655	19,555
Wheels	Nos.	41,368	51,364	127,520	151,428
Power	MU	2,149	2,089	6,415	6,241

Copper

Copper cathodes and CC rods production increased by 7% and 38 % respectively on YoY basis on the back of the ramp up of the copper-III smelter and consistent production from smelter-I. The operations at copper smelter –II continue to be suspended.

Production	Units	Q3 FY08	Q3 FY07	Nine months ended 31 Dec 2007	Nine months ended 31 Dec 2006
Copper Cathodes	MT	78,333	72,904	236,748	208,965
CC Rods	MT	34,471	24,942	103,901	78,958

Expansion projects

Muri

The expansion of the Muri Alumina refinery from 110,000 tpa to 450,000 tpa is under commissioning in a phased manner. The entire steam and power requirement is being met by the new captive power plant. The production from the expanded facility is expected to be stepped up progressively in Q4FY08.

Hirakud

Phase II of the expansion of the smelting capacity from 100,000 tpa to 143,000 tpa is on track. The scaling up of the power generation capacity from 267.5MW to 367.5MW will go on stream by the fourth quarter of this fiscal.

Belgaum

The allotment of the lease for bauxite mines for expanding the alumina refinery capacity at Belgaum, Karnataka from 350 ktpa to 650 ktpa is awaited.

Aditya Aluminium

Aditya Aluminium, the integrated aluminium project, encompassing 1-1.5 million tpa alumina refinery, 260,000-325,000 tpa aluminium smelter and 750 MW captive power plant is progressing as planned. The major portion of the total land required for the project has been acquired. Environmental clearances have been obtained for Smelter, the Captive Power Plant (CPP) and the refinery. Joint venture Company is formed for the coal block. The water drawal agreement is also finalized. Construction power already in place, the regulatory clearances obtained for transmission lines for operation power. The Smelter is expected to be commissioned by March, 2011 and the refinery by May, 2011.

Mahan

The Mahan Aluminum project with a smelter capacity of 325 ktpa and CPP of 750 MW is on schedule. The land acquisition for the project is underway. The Company has been allotted a coal block in a JV with the Essar group for the coal requirement of the CPP. Preliminary Environmental clearances have been obtained. The power connectivity for commencing construction has been approved. The Water resource department has provided the necessary facilities as well. The production of coal is likely to start by Oct'09. The Smelter is expected to roll on by September 2012.

Latehar

For the Latehar project with a smelter capacity of 325 ktpa and CPP of 750 MW, Tubed Coal mine has been allocated jointly with Tata Power. Preliminary Environmental clearances have

been obtained. Land acquisition is in progress. Power for construction activity is sanctioned. The expected date of commissioning is September 2013.

Utkal

Work on Utkal Alumna's 1.5 MTPA Alumina Refinery is underway. The Company has acquired the land for the plant and facilities. Mining activities will start by March 2009. The civil works for Alumina refinery and CPP is in progress. The commissioning of the Plant is expected by March 2010.

Hindalco Almex Aerospace Limited

This project for manufacture of high strength aluminium alloys for applications in the aerospace, sporting goods and surface transport industries is on target. Key equipment has begun to arrive at site for installation.

Industry outlook

Aluminium

Global primary aluminium consumption has witnessed a strong growth of 10 % from April through December 2007. US production levels have seen a high growth but demand from residential construction market and transport markets continues to remain weak. Demand from Western Europe has been relatively stronger due to firm transport and engineering markets. China is the strongest driver of the demand as the metal grew at 34.7%, in this period, with demand from the power, transport and construction markets bolstering growth.

Copper

The bullish run on the copper prices has been halted due to global economic and financial woes and the trend is likely to be downward. With many major smelters announcing annual maintenance shutdown during April –June'07, the availability of concentrates would improve, resulting in a higher spot TCRC.

Company outlook

Going forward, higher volumes from asset sweating of existing plants, the brownfield expansions and continued cost focus together with effective working capital management to maximise free cash flow will be the major growth drivers. However a stronger Rupee will continue put pressure on the profit margins.

END